Filed pursuant to Rule 433
Free Writing Prospectus dated August 19, 2025
Registration Statement Nos. 333-281584 and 333-281584-01

$350,000,000

Block Financial LLC

5.375% Notes due 2032

Fully and Unconditionally Guaranteed by
H&R Block, Inc.

This term sheet to the preliminary prospectus supplement dated August 18, 2025 (the “Preliminary Prospectus Supplement”) should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Block Financial LLC, a Delaware limited liability company
Guarantor:	H&R Block, Inc., a Missouri corporation
Type:	SEC Registered
Expected Ratings*:	Baa3 (Stable Outlook) (Moody’s) / BBB (Stable Outlook) (S&P)
Trade Date:	August 19, 2025
Settlement Date:

August 26, 2025 (T+5 days)

It is expected that delivery of the notes will be made against payment therefor on or about August 26, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the delivery date of the notes should consult their own advisors.

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other uses, redeeming or repaying our 5.250% notes due 2025.
Aggregate Principal Amount Offered:	$350,000,000
Maturity Date:	September 15, 2032
Interest Rate Per Annum:	5.375%
Interest Payment Dates:	Semi-annually on the 15th of every March and September
First Interest Payment Date:	March 15, 2026
Public Offering Price:	99.787%
Treasury Benchmark:	4.000% due July 31, 2032
Treasury Price:	99-25

Treasury Yield:	4.036%
Re-offer Spread vs. Treasury:	T + 137.5 bps
Yield to Maturity:	5.411%
Net Proceeds (after deducting the underwriting discount and before expenses):	$346,979,500
Optional Redemption:

At any time prior to July 15, 2032 (which is the date that is two months prior to the maturity date of the notes), in whole or in part, at a redemption price equal to the greater of: (i) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on July 15, 2032 but for the redemption, discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points less interest accrued to the date of redemption and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

At any time on or following July 15, 2032, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the Preliminary Prospectus Supplement at 101% of their principal amount, plus accrued and unpaid interest.
Day Count:	30 / 360
Minimum Denomination / Multiples:	$2,000 / $1,000
CUSIP / ISIN:	093662AK0 / US093662AK00
Joint Bookrunners:	J.P. Morgan Securities LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. RBC Capital Markets, LLC TD Securities (USA) LLC Truist Securities, Inc. Wells Fargo Securities, LLC

* A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

*            *           *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus dated August 15, 2024.